

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2017

Via E-mail
Ms. Elif Lévesque
Chief Financial Officer
Osisko Gold Royalties Ltd.
1100 avenue des Canadiens-de-Montréal
Suite 300, Montreal, Québec H3B 2S2

> **Re:** **Osisko Gold Royalties Ltd.**
> **Form 40-F for the Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 001-37814**

Dear Ms. Lévesque:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining